SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (Amendment No. 2)1

                              ARADIGM CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                     038508
                                 (CUSIP Number)

                                   Ole Ramsby
                                Novo Nordisk A/S
                                   Novo Alle
                               DK-2880 Bagsvaerd
                                    Denmark
                             Tel No.: +45 4444 8888
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 10, 2003
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the th purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 038508                                              Page 2 of 10 Pages
----------------                                              ------------------


     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Novo Nordisk A/S

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) []
                                                                         (b) [X]

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

             OO

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          []

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             The Kingdom of Denmark

                                          7     SOLE VOTING POWER

                                                1,020,612
                  NUMBER OF SHARES
               BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
               EACH REPORTING PERSON
                        WITH                    22,889,002

                                          9     SOLE DISPOSITIVE POWER

                                                1,020,612

                                         10     SHARED DISPOSITIVE POWER

                                                6,847,757

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             23,909,614 - See Item 5

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                []

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             56.6% - See Item 5

    14       TYPE OF REPORTING PERSON*

             CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Novo Nordisk A/S, a publicly quoted Danish company ("Buyer") hereby amends and supplements its Report on Schedule 13D, originally filed on November 14, 2001 (as amended and supplemented, the "Schedule 13D") with respect to the shares of Common Stock, no par value (the "Shares"), of Aradigm Corporation, a California corporation (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

         Item 1. Security and Issuer.

         Item 2. Identity and Background.

         Item 3. Source and Amount of Funds or Other Consideration.

         Item 4. Purpose of Transaction.

         The following additional paragraphs are added after the last paragraph of Item 4 of the Schedule 13D:

         On February 10, 2003, the Issuer and certain other investors entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), whereby the Issuer agreed to sell a certain number of Shares and warrants, subject to shareholder approval and other closing conditions. In connection with the Securities Purchase Agreement, Buyer and certain other shareholders of the Issuer (collectively, the "Other Shareholders") entered into a Voting Agreement dated February 10, 2003 (the "Voting Agreement" a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference), pursuant to which the parties agreed to vote all Shares registered in their respective names or beneficially owned by them (whether owned as of the date of the Voting Agreement or any time thereafter) to approve the Securities Purchase Agreement and other related documents and transactions. The scope of the Voting Agreement is limited to these matters and does not require the Buyer and the Other Stockholders to vote in any way on any matter except as set forth above.

         The Voting Agreement terminates on the earlier of: (i) the Closing Date (as defined in the Securities Purchase Agreement), (ii) the date on which the parties to the Voting Agreement terminate it by written consent of New Enterprise Associates and a majority in interest of the shareholders party to the Voting Agreement, (iii) the termination of the Securities Purchase Agreement and (iv) April 30, 2003.

         Item 5. Interest in Securities of the Issuer.

         (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Buyer may be deemed to beneficially own 23,909,614 Shares, or approximately 56.6% of the outstanding Shares, which includes Warrants to purchase 4,913,144 Shares and 1,536,226 shares of Preferred Stock (convertible into 6,144,904 Shares).

         (b) By virtue of the Voting Agreement (the details of which are set forth under Item 4 of this Schedule 13D), Buyer may be deemed to have the shared power to vote or direct the vote of the 4,983,197 Shares, warrants to purchase 4,913,144 Shares and the 1,536,226 shares of Preferred Stock (convertible into 6,144,904 Shares) held by the Other Stockholders for the limited purposes described in Item 4 of this Schedule 13D. The Reporting Person disclaims beneficial ownership of all such securities of the Issuer owned by the Other Stockholders. By virtue of the relationship described in Item 2 of this Schedule 13D, Buyer may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of and vote of the 1,020,612 Shares held by it directly and the shared power to direct the disposition of and vote of the 6,847,757 Shares held by NN Pharmaceuticals.

         (c) None of Buyer, any of the persons named in Item 2 or any of the persons set forth on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

         (d)   Inapplicable.

         (e)   Inapplicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See response to Item 4.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Stock Purchase Agreement dated as of October 22, 2001 between the Issuer and Buyer.#

         Exhibit 2: Voting Agreement dated as of February 10, 2003 between Buyer and certain other parties set forth on Exhibit A to such Voting Agreement.



         # Previously filed as an exhibit to the original Schedule 13D filed November 14, 2001.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2003

                                     NOVO NORDISK A/S


                                     By: /s/ Mads Ovlisen
                                        --------------------------------
                                          Name:  Mads Ovlisen
                                          Title: Chairman of the Board


                                     By: /s/ Kare Schultz
                                        --------------------------------
                                          Name:  Kare Schultz
                                          Title: Executive Vice President & COO

                                                                     SCHEDULE A



                   DIRECTORS AND EXECUTIVE OFFICERS OF BUYER

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Buyer are set forth below. If no address is given, the director's or officer's address is Novo Alle, DK-2880 Bagsvaerd, Denmark. The directors are designated with asterisks (*).



Name and Citizenship                       Principal Occupation and Address
--------------------                       --------------------------------
*Mads 0vlisen                              Chairman of the Board
Danish                                     Novo Nordisk A/S
                                           Novo Alle, 6B2.22
                                           2880 Bagsvaerd
                                           Denmark

*Kurt Anker Nielsen                        Co-President & CEO
Danish                                     Novo A/S
                                           Krogshojvej 41, 9P2.05
                                           2880 Bagsvaerd
                                           Denmark

*Jan Ulf Sigvard Johansson                 CEO/Businessman
Swedish                                    Strandvagen 43, 4 tr.
                                           114 56 Stockholm
                                           Sweden

*Jorgen Wedel                              29 Winsor Way
Danish                                     Weston, Massachusetts 02493
                                           USA

*Kurt Briner                               Director
Swiss                                      c/o Ebsa sa
                                           47, rue du 31 Decembre
                                           CH-1211 Geneva 6
                                           Switzerland

*Niels Jacobsen                            President & CEO
Danish                                     William Demant Holding A/S
                                           Strandvejen 58
                                           2900 Hellerup
                                           Denmark

*Anne Marie Handrup Kverneland             Laboratory Assistant
Danish                                     Novo Nordisk A/S
                                           Laurentsvej 22, 7X
                                           2880 Bagsvaerd
                                           Denmark

Name and Citizenship                       Principal Occupation and Address
--------------------                       --------------------------------
*Johnny Henriksen                          Environmental Specialist
Danish                                     Novo Nordisk A/S
                                           Hummeltoftevej 49
                                           Building SOC 1.18
                                           2830 Virum
                                           Denmark

*Stig Strobaek                             Electrician
Danish                                     Novo Nordisk, A/S
                                           Laurentsvej 22, 7X
                                           2880 Bagsvaerd
                                           Denmark

Lars Rebien Sorensen                       CEO
Danish                                     Novo Nordisk A/S

Jesper Brandgaard                          CFO
Danish                                     Novo Nordisk A/S

Kare Schultz                               Chief Operating Officer
Danish                                     Novo Nordisk A/S

Mads Krogsgaard Thompsen                   Chief Science Officer
Danish                                     Novo Nordisk A/S

Lars Almblom Jorgensen                     Chief of Staffs
Danish                                     Novo Nordisk A/S

Lise Kingo                                 Executive Vice President
Danish                                     Novo Nordisk A/S


              DIRECTORS AND EXECUTIVE OFFICERS OF NN NORTH AMERICA

The name, address, title, present principal occupation or employment of each of the directors and executive officers of NN North America, are set forth below. If no address is given, the director's or officer's address is 405 Lexington Avenue, New York City, New York 10017. The directors are designated with asterisks (*).



Name and Citizenship                       Principal Occupation and Address
--------------------                       --------------------------------
*James Shehan                              President and Secretary
USA                                        Novo Nordisk of North America, Inc.

*Susan Jackson                             Vice President Communications
USA                                        Novo Nordisk Pharmaceuticals, Inc.
                                           100 College Road West
                                           Princeton, NJ 08540-7810

*Phil Fornecker                            CFO and Treasurer
USA                                        Novo Nordisk of North America, Inc.

Name and Citizenship                       Principal Occupation and Address
--------------------                       --------------------------------
*Ole F. Ramsby                             Senior Vice President Legal Affairs
Danish                                     and General Counsel
                                           Novo Nordisk A/S
                                           Novo Alle
                                           2880 Bagsvaerd
                                           Denmark

Mark Stolp                                 Assistant Treasurer
USA                                        Novo Nordisk of North America, Inc.

Jerry Shilling                             Assistant Treasurer
USA                                        Novo Nordisk of North America, Inc.

Kevin Rowland                              Assistant Treasurer
USA                                        Novo Nordisk of North America, Inc.

Joan M. Schmidt                            Assistant Secretary
USA                                        Novo Nordisk of North America, Inc.


             DIRECTORS AND EXECUTIVE OFFICERS OF NN PHARMACEUTICALS

The name, address, title, present principal occupation or employment of each of the directors and executive officers of NN Pharmaceuticals, are set forth below. If no address is given, the director's or officer's address is 100 College Road, Princeton, New Jersey 08540. The directors are designated with asterisks (*).



Name and Citizenship                       Principal Occupation and Address
--------------------                       --------------------------------
*Martin Soeters                            President
The Netherlands                            Novo Nordisk Pharmaceuticals, Inc.

*Kare Schultz                              Chief Operating Officer
Danish                                     Novo Nordisk A/S

*Barry Reit                                Vice President Regulatory Affairs
Danish                                     Novo Nordisk Pharmaceuticals, Inc.

*Phil Fornecker                            Vice President Finance
USA                                        Novo Nordisk Pharmaceuticals, Inc.

*Jim C. Shehan                             President
USA                                        Novo Nordisk of North America, Inc.
                                           405 Lexington Avenue
                                           New York City, NY 10017


                  DIRECTORS AND EXECUTIVE OFFICERS OF NOVO A/S

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Novo A/S, are set forth below. If no address is given, the director's or officer's address is Krogshojvej 41, DK-2880 Bagsvaerd, Denmark. The directors are designated with asterisks (*).



Name and Citizenship                       Principal Occupation and Address
--------------------                       --------------------------------
*Palle Marcus                              Chairman of the Board of Directors
Danish                                     Novo A/S

Name and Citizenship                       Principal Occupation and Address
--------------------                       --------------------------------
*Jorgen Boe                                Lawyer
Danish                                     Margrethevej 6
                                           2960 Rungsted Kyst
                                           Denmark

*Jan Ulf Sigvard Johansson                 CEO/Businessman
Swedish                                    Strandvagen 43, 4 tr.
                                           114 56 Stockholm
                                           Sweden

*Hans Kristian Werdelin                    Member Board of Directors
Danish                                     Novo A/S

Henrik Gurtler                             Co-CEO
Danish                                     Novo A/S

Kurt Anker Nielsen                         Co-CEO
Danish                                     Novo A/S


                 DIRECTORS AND EXECUTIVE OFFICERS OF FOUNDATION

The name, address, title, present principal occupation or employment of each of the directors and executive officers of the Foundation, are set forth below. If no address is given, the director's or officer's address is Brogardsvej 70, Post Box 71, DK-2820 Gentofte, Denmark. The directors are designated with asterisks (*).

Name and Citizenship                       Principal Occupation and Address
--------------------                       --------------------------------
*Palle Marcus                              Chairman of Board of Directors
Danish                                     Novo Nordisk Foundation

*Jorgen Boe                                Lawyer
Danish                                     Margrethevej 6
                                           2960 Rungsted Kyst
                                           Denmark

*Mads Ovlisen                              Member Board of Directors
Danish                                     Novo Nordisk Foundation
                                           Novo Nordisk A/S
                                           Novo Alle
                                           6B2.22
                                           2880 Bagsvaerd
                                           Denmark

*Niels Borregaard                          Doctor
Danish                                     Enevangen 83
                                           3450 Allerod
                                           Denmark

*Jan Eric Lindsten                         Doctor
Swedish                                    Norr Malarstrand 78, 3 tr.
                                           S-112 35 Stockholm
                                           Sweden

Name and Citizenship                       Principal Occupation and Address
--------------------                       --------------------------------
*Hans Ejvird Hansen                        Director
Danish                                     Hegelsvej 12
                                           2900 Charlotterlund
                                           Denmark

*Ulla Morin                                Technician
Danish                                     Novo Nordisk Foundation

*Soren Thuesen Pedersen                    Chemist
Danish                                     Novo Nordisk Foundation

*Stig Strobaek                             Electrician
Danish                                     Novo Nordisk Foundation

Gert Almind Frederiksen                    CEO
Danish                                     Novo Nordisk Foundation